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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 24 2010
Washington, DC
122

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52381

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Highland Capital Management, LP**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2125 Timberdale Court
(No. and Street)

Ft. Wayne	Indiana	46845
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeff O'Brien (312) 362-3290
(Area Code-Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jeff O'Brien, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of **Highland Capital Management, L.P.** as of December 31, 2009, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
Barbara Smitka
Notary Public, State of Illinois
My Commission Expires Feb. 23, 2010

Signature

Managing Member
Title

Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[x] (c) Statement of Income
[x] (d) Statement of Changes in Member's Equity
[x] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[x] (g) Computation of Net Capital
[x] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[x] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[x] (m) A copy of the SIPC Supplemental Report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditor's Report on Internal Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Highland Capital Management, L.P.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Highland Capital Management, L.P. (an Illinois Limited Partnership) as of December 31, 2009, and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highland Capital Management, L.P. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under Rule 17a-5 by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz & Chez, LLP

Chicago, Illinois
February 5, 2010

Highland Capital Management, L.P.
(an Illinois Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS		
Cash in bank	$	195,809
Due from clearing broker		5,526,453
Securities owned, at market		
Equities		24,859,987
Options		1,117
Dividend and interest receivable		32,128
Other assets		10,000
TOTAL ASSETS	$	30,625,494

LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Securities sold, not yet purchased, at market		
Equities	$	7,245,311
Options		6,195
Accrued expenses		53,771
Advance subscriptions		578,805
Total Liabilities		7,884,082
PARTNERS' CAPITAL		
General partner		275,754
Limited partners		22,465,658
Total Partners' Capital		22,741,412
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	30,625,494

See accompanying notes.

Highland Capital Management, L.P.
(an Illinois Limited Partnership)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2009

REVENUES		
Firm trading	$	3,279,238
Interest and dividend income		427,528
Interest and dividend expense		(351,397)
Net Revenues		3,355,369
EXPENSES		
Commissions, floor brokerage and exchange fees		191,874
Communications and publications		14,127
Professional fees		53,007
Office rent		16,792
Clerks		160,528
Other		29,257
Total Expenses		465,585
NET INCOME		2,889,784
General partner special allocation		(931,797)
Net income available for pro rata distribution to limited partners	$	1,957,987

See accompanying notes.

Highland Capital Management, L.P.
(an Illinois Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

YEAR ENDED DECEMBER 31, 2009

	General Partner	Limited Partners	Total
Partners' capital at December 31, 2008	$ 248,944	$ 21,124,765	$ 21,373,709
Partners' contributions	-	5,525,152	5,525,152
Partners' withdrawals	(904,987)	(6,142,246)	(7,047,233)
Allocation of net income			
Special allocation	931,797	-	931,797
Net income available for pro rata distribution	-	1,957,987	1,957,987
Partners' capital at December 31, 2009	$ 275,754	$ 22,465,658	$ 22,741,412

See accompanying notes.

Highland Capital Management, L.P.
(an Illinois Limited Partnership)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

OPERATING ACTIVITIES	
Net income	$ 2,889,784
Adjustments to reconcile net income to net cash used in operating activities	
(Increase) decrease in operating assets:	
Due from clearing broker	(4,027,036)
Securities owned, net of securities sold	(16,105,296)
Foreign taxes withheld receivable	346,303
Dividend and interest receivable	(32,128)
Increase (decrease) in operating liabilities:	
Accrued expenses	10,813
Total Adjustments	(19,807,344)
NET CASH USED IN OPERATING ACTIVITIES	(16,917,560)
FINANCING ACTIVITIES	
Partners' capital contributions	5,525,152
Advance subscriptions	328,805
Partners' capital withdrawals	(7,047,233)
NET CASH USED IN FINANCING ACTIVITIES	(1,193,276)
NET DEREASE IN CASH	(18,110,836)
CASH BALANCE, BEGINNING OF YEAR	18,306,645
CASH BALANCE, END OF YEAR	$ 195,809
Supplemental Cash Flow Information:	
Cash payments for interest during the year	$ 193,948
Cash payments for taxes during the year	$ 0

See accompanying notes.

(1) NATURE OF BUSINESS

Highland Capital Management, L.P. (the "Company") is a limited partnership formed under the Illinois Revised Uniform Limited Partnership Act to trade and invest in securities and is a registered securities broker-dealer and member of the Chicago Stock Exchange.

(2) SUMMARY OF SIGNIFICANT POLICIES

Statement of Financial Accounting Standards (SFAS) No. 168 – The Financial Accounting Standards Board (FASB) Accounting Standards Codification and the Hierarchy of GAAP was effective for interim and annual reporting periods ending after September 15, 2009. This standard establishes the FASB Accounting Standards Codification (ASC or the "Codification") as the source of authoritative accounting principles in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. New accounting standards will be issued as Accounting Standards Updates which will serve to update the Codification. The adoption of the Codification changed the Company's references to GAAP standards but did not have an impact on the Company's financial position, results of operations, or cash flows. This standard is part of ASC 105 – GAAP.

Securities owned and securities sold, not yet purchased, are carried at quoted market values. Securities transactions are recorded on trade date and, accordingly, gains and losses are recorded on unsettled transactions.

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

Effective January 1, 2009, the Company adopted ASC 815-10 (formerly Financial Accounting Standards (FAS) No. 161), "Disclosures About Derivative Instruments and Hedging Activities". ASC 815-10 amends FAS 133, "Accounting for Derivative Instruments and Hedging Activities", by requiring enhanced disclosures regarding an entity's derivative and hedging activities. The adoption of ASC 815-10 did not have a material impact on the Company's financial statements.

As of January 1, 2009 the Company adopted ASC 740-10-50 (formerly FASB Interpretation (FIN) No. 48), "Accounting for Uncertainty in Income Taxes". ASC 740-10-50 provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10-50 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority.

(2) SUMMARY OF SIGNIFICANT POLICIES (CONTINUED)

The adoption of ASC 740-10-50 did not have a material impact on the Company. The Company has not identified any uncertain tax positions as of December 31, 2009.

(3) LIMITED PARTNERSHIP AGREEMENT

The income or loss of the Company is allocated among the partners based on their capital accounts at the beginning of each accounting period, in accordance with the partnership agreement.

The General Partner, Glenfinnen Capital, L.L.C., receives a special allocation of profits based on quarterly profits earned on funds contributed by Limited Partners. In accordance with the partnership agreement, the General Partner's special allocation is calculated on quarterly profits exceeding a high water mark.

(4) INCOME TAXES

No provision is made for federal income taxes as the income or loss of the Company flows directly through to the income tax returns of the individual partners.

(5) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk, which include exchange-traded equity and index options and short stock.

Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities or money market instruments underlying the options.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

All financial instruments with off-balance sheet risk and other derivative financial instruments are held for trading purposes.

Risk arises from the potential inability of counterparties or exchanges to perform under the terms of the contracts (credit risk) and from changes in the values of securities, interest rates, currency exchange rates or equity index values (market risk).

The contractual or notional amounts related to derivative financial instruments reflect the volume and activity and do not reflect the amounts at risk. At December 31, 2009, the Company had no open derivative financial instruments.

(5) *FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK (CONTINUED)*

In management's opinion, market risk is substantially diminished when all financial instruments, including equities owned, are aggregated.

At December 31, 2009, a significant credit concentration existed consisting of the carrying value of the net equity of the Company's trading account carried with its clearing broker, Goldman Sachs, of approximately $23 million. Management monitors the creditworthiness of its clearing broker and does not consider any credit risks associated with these holdings to be significant.

(6) *NET CAPITAL REQUIREMENTS*

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of approximately $17,455,000 which exceeded requirements by approximately $17,355,000. The Company's net capital ratio was less than 1 to 1.

(7) *FAIR VALUE MEASUREMENTS/ INVESTMENTS IN SECURITIES AND DERIVATIVE CONTRACTS*

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements" (formerly FSAS No. 157), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs buy requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability base on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follow:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(7) FAIR VALUE MEASUREMENTS/ INVESTMENTS IN SECURITIES AND DERIVATIVE CONTRACTS (CONTINUED)

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10.

At December 31, 2009, all investments of the Company are listed and actively traded and, accordingly, are classified as Level 1.

(8) DERIVATIVE INSTRUMENTS

In the normal course of conducting business as a trader, the Company engages in transactions involving derivative instruments, options and futures, for trading purposes. The Company does not enter into derivatives for hedging purposes. ASC 815-10 requires the disclosure of certain quantitative data related to derivative contracts. The fair value of options are reflected on the statement of financial condition. There were no open futures positions at December 31, 2009.

The following table indicates the trading gains and losses, by market sector, on all derivative instruments for the year ended December 31, 2009.

Sector		
Equity and equity indicies	$	3,559
Total	$	3,559

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into derivative transactions, including futures and exchange-traded options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition. The Company also trades futures contracts. Futures contracts are commitments to either purchase or sell a financial instrument or commodity at future date for a specified price.

(9) OPERATING LEASES

The Company has signed an office space lease on a month to month basis. The total rent paid during the year ended December 31, 2009 was $16,792.

(10) SUBSEQUENT EVENTS

Between January 1, 2010 and February 5, 2010, there were Limited Partners' contributions and withdrawals of $577,219 and $403,805, respectively.

SUPPLEMENTARY INFORMATION

Highland Capital Management, L.P.
(an Illinois Limited Partnership)

**COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1**

DECEMBER 31, 2009

NET CAPITAL		
Partners' capital		$ 22,741,412
LESS:		
Non-allowable assets		
Other assets	$ 10,000	(10,000)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		22,731,412
Haircuts on securities		
Trading and investment securities haircuts	$ 4,759,095	
Undue concentration charges	517,182	(5,276,277)
NET CAPITAL		$ 17,455,135
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $100,000)		$ 100,000
EXCESS NET CAPITAL		$ 17,355,135
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accrued expenses		$ 53,771
TOTAL AGGREGATE INDEBTEDNESS		$ 53,771
Ratio of aggregate indebtedness to net capital		< 1:1

Note: There are no material differences between the audited computation of net capital above and that per the Company's unaudited FOCUS report as originally filed.

Highland Capital Management, L.P.
(an Illinois Limited Partnership)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2009

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

// SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1)

To the Partners of
Highland Capital Management, L.P.
Chicago, Illinois

In planning and performing our audit of the financial statements of Highland Capital Management, L.P., (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

Our review indicated that the Company, although not exempt from Rule15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2009, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Chicago Stock Exchange, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schultz & Chez, LLP

Chicago, Illinois
February 5, 2010

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Partners
Highland Capital Management, L.P.
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009 which were agreed to by Highland Capital Management, L.P. and the Securities and Exchange Commission, SIPC and the Chicago Stock Exchange, solely to assist you and the other specified parties in evaluating Highland Capital Management, L.P.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Highland Capital Management, L.P.'s management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
February 5, 2010

Schultz & Chez, LLP

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052381 CHX DEC
HIGHLAND CAPITAL MANAGEMENT LP 8*8
440 S LASALLE ST STE 1549
CHICAGO IL 60605-1028

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Rick Vogel 312-420-7436

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 6698.61
B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)
March 2009 - CHX
Date Paid
C. Less prior overpayment applied ( )
D. Assessment balance due or (overpayment) 6548.61
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-
F. Total assessment balance and interest due (or overpayment carried forward) $ 6548.61
G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6548.61
H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Highland Capital Management, LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16 day of February, 2010.

Managing member
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 20 09
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 2836678
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts		
(4) Interest and dividend expense deducted in determining item 2a		
(5) Net loss from management of or participation in the underwriting or distribution of securities		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		157234
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions		157234
2d. SIPC Net Operating Revenues		$ 2679444
2e. General Assessment @ .0025		$ 6698.61

(to page 1 but not less than $150 minimum)